NEW GOLD PROVIDES RAINY RIVER PROJECT UPDATE AND FURTHER INCREASES FINANCIAL FLEXIBILITY

(All dollar figures are in US dollars unless otherwise indicated)

October 4, 2016 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today provides an update on the company's Rainy River project, located in northwestern Ontario, where it is hosting an investor and analyst tour on October 5, 2016. A copy of the investor and analyst tour presentation will be available tomorrow on the company's website at www.newgold.com.

The company is also pleased to announce that New Gold has further enhanced its financial flexibility by increasing the size of the company's revolving credit facility by $100 million to $400 million and extending the increase in the facility's associated Net Debt to EBITDA ("Leverage Ratio") covenant to the end of 2017. Further, New Gold has entered into additional gold price option contracts through mid-2017 to increase the cash flow certainty from its four producing mines.

RAINY RIVER – PROJECT UPDATE THROUGH THE END OF SEPTEMBER 2016

- Overall construction progress approximately 55% complete
- Concrete placement over 90% complete
- Steelwork erection and cladding over 95% complete
- Powerline complete and on schedule for connection to power grid in November 2016
- Installation of mechanical, piping, electrical and instrumentation in processing facilities approximately 25% complete
- Construction of water management facility reinitiated in late August with two of five dams now complete
- Final tailings redesign submitted to the Ontario Ministry of Natural Resources and Forestry ("MNRF") in late August 2016 for approval
- Approximately 15 million tonnes of overburden and waste stripping completed to date
- No Lost Time Incidents since New Gold acquired the project in 2013

FINANCIAL UPDATE

- Increased size of revolving credit facility by $100 million to $400 million
  - $275 million available and undrawn, with balance of $125 million used to issue letters of credit for closure obligations at the company's producing mines and development projects
- Combining the company's current cash balance of approximately $150 million, the $75 million Royal Gold stream receivable and the undrawn facility provides the company with pro forma liquidity of approximately $500 million relative to the remaining Rainy River development capital spend of approximately $425 million
  - In addition, with 2016 guidance for all-in sustaining costs[1] of $750 to $790 per ounce, New Gold continues to generate significant free cash flow from its operations
- Increased Leverage Ratio covenant from 3.5:1.0 to 4.0:1.0 for the period from July 1, 2017 to December 31, 2017
  - At current commodity prices and foreign exchange rates, the company expects its Leverage Ratio to remain below 3.5:1.0 through the Rainy River start-up
- Entered into gold price option contracts covering 120,000 ounces of first half 2017 production providing a guaranteed floor price of $1,300 per ounce while providing continued exposure to increases in the gold price up to $1,400 per ounce

RAINY RIVER CONSTRUCTION UPDATE
Water and Tailings Management Facilities

After receiving approval from the MNRF in mid-August, New Gold restarted work on the water management facility and construction remains ongoing. As at the end of September, two of the five water management dams were completed, with work on the remaining three progressing well. The company plans to complete the construction, which includes flattening of slopes and the addition of rock toe buttresses, in November 2016. New Gold plans to have approximately three million cubic metres of water stored in the facility when the company initiates commissioning of the mill in mid-2017.

After incorporating all of the results of the company's supplemental geotechnical drilling program and receiving additional input from New Gold's Independent Tailings Review Board ("ITRB") and the MNRF, in late August, New Gold submitted the final redesign of the Rainy River tailings management facility for approval by the MNRF. The redesign included the use of flatter slopes across the entire tailings facility as well as the incorporation of wick drains in certain areas.

The company continues to work closely with Environment and Climate Change Canada towards obtaining a Schedule 2 amendment, required to deposit mine waste in creeks, which is targeted to be received in mid-2017. However, New Gold's redesign of the tailings management facility incorporated a starter dam within the broader facility in order to ensure that the targeted mid-2017 project start-up is not dependent on obtaining a Schedule 2 amendment from the Federal government. Based on its location and scale, the starter dam would provide capacity for approximately six months of mine waste and does not require a Schedule 2 amendment. The inclusion of a starter dam is an approach that has been used at other Canadian mining operations.

Process Facilities

As the steel erection and cladding of all of the process facilities is now largely complete, the focus has shifted to setting processing equipment as well as the installation of mechanical, piping, electrical and instrumentation throughout the process facility. The concrete foundations for the primary crusher are complete and the installation of the crusher and ore conveyor are both advancing well. The SAG and ball mill shells have been set in place with completion of installation on schedule for later in the fourth quarter of 2016. The pre-leach thickener tank is complete and the leach tanks are approximately 85% complete and on schedule for final completion later in October 2016. The installation of mechanical, piping, electrical and instrumentation across the process facilities was approximately 25% complete as at the end of September 2016. The installation should be completed by late April 2017. An additional development milestone is scheduled for November 2016, as the site will tie in to the Ontario power grid.

Mining – Overburden and Waste Stripping

New Gold's mining activities at Rainy River continue to ramp up in line with expectations. Through the end of September, the company had mined approximately 15 million tonnes of overburden and waste, simultaneously delivering construction rock to other parts of the project and preparing the open pit for the start of production. The Rainy River operating team is currently mining at a rate of over 85,000 tonnes per day with eight haul trucks and two shovels. Through the addition of eight additional haul trucks and one shovel, as well as continued productivity improvements, the daily mining rate is scheduled to steadily increase to over 145,000 tonnes per day in early 2017. New Gold is targeting the pre-stripping of 45 to 50 million tonnes of overburden and waste by the start of production at Rainy River in mid-2017.

Capital Costs

The capital spending in September was $58 million resulting in total project development capital spending through September 30, 2016 of approximately $620 million. Based on a C$1.30/US$ exchange rate, the remaining capital cost from October 1, 2016 through the targeted mid-2017 production start is estimated to be $425 million, including $50 million of contingency.

RAINY RIVER OPERATIONAL TARGETS

As Rainy River's development remains on schedule, New Gold continues to target first production from the mine in mid-2017. Once in full production, the 21,000 tonne per day combined open pit and underground operation is scheduled to produce an average of 325,000 ounces of gold per year over the first nine years of the mine's life.

Consistent with the company's continued focus on optimizing the Rainy River mine plan and project economics, New Gold has decided to defer the start of development of the Rainy River underground mine by approximately one year to the second half of 2018. As the initial underground development is estimated to cost approximately $100 million over a two-year development period, the deferral will better position Rainy River to generate robust free cash flow once the mine begins production in mid-2017. Through the optimization of Rainy River's open pit and underground mine plans, the deferral of the underground development is expected to have limited impact on the average annual gold production in years three through eight of the mine plan, when the underground mine is scheduled to reach its targeted 1,500 tonne per day capacity.

The combination of Rainy River's location, average gold head grade of 1.5 grams per tonne over the first nine years, secured low power rates and predominantly Canadian dollar denominated operating costs is expected to result in below industry average all-in sustaining costs[1]. New Gold has recently completed a thorough review of its operating cost estimates at Rainy River and is targeting average total cash costs[2] of $550 per ounce and all-in sustaining costs[1] of $710 per ounce, over the first nine years of the mine life. The company had previously estimated total cash costs[2] of $570 per ounce and all-in sustaining costs[1] of $670 per ounce over the same time period. The current operating cost estimates are based on a C$1.30/US$ foreign exchange rate, a $0.75 per litre diesel price and a C$0.045/KwH power rate. The current spot price for diesel is approximately 25% lower than the assumption used and the current power rate would be approximately 50% lower.

Overall, the Rainy River project enhances New Gold's growth pipeline through its significant production scale at below current industry average costs and exciting longer-term exploration potential in a great mining jurisdiction. Relative to the company's consolidated 2016 gold production guidance of 360,000 to 400,000 ounces, Rainy River alone is expected to produce an average of 325,000 ounces of gold annually, which will more than offset the decrease in production and cash flow arising from the transition of Cerro San Pedro to residual leaching. The company looks forward to continuing the advancement of the Rainy River project.

FINANCIAL UPDATE

New Gold's cash and cash equivalents as at September 30, 2016 were approximately $150 million.

On October 3rd, the company increased the size of its revolving credit facility by $100 million to $400 million. As $125 million of the facility has been used to issue letters of credit for closure obligations at the company's producing mines and development projects, $275 million now remains undrawn and available. Based on prevailing spot prices of gold, copper and silver and the prevailing exchange rate for the Canadian dollar to the U.S. dollar, New Gold believes that the company is well positioned to complete the construction of Rainy River within the Leverage Ratio covenants in the current revolving credit facility. However, in order to provide the company with additional financial flexibility after the planned mid-2017 start-up of Rainy River, in conjunction with the recent increase in the size of the facility, New Gold amended the revolving credit facility to increase the maximum Leverage Ratio to 4.0 to 1.0 from July 1, 2017 to December 31, 2017, where the Leverage Ratio in this period was previously 3.5 to 1.0. There were no other material changes made to the terms of the revolving credit facility.

In addition to New Gold's current cash and the amount available under the credit facility, the remaining $75 million of the stream deposit is scheduled to be received from RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc., when 60% of the estimated Rainy River project development capital has been spent and other customary conditions have been satisfied, which is expected to be in the fourth quarter of 2016. The Leverage Ratio contained in the company's agreement with Royal Gold has also been adjusted to match the revised Leverage Ratio noted above.

Combining the current cash balance, the undrawn facility and the stream receivable provides the company with pro forma liquidity of approximately $500 million. At the same time, with 2016 guidance for all-in sustaining costs[(1)] of $750 to $790 per ounce, New Gold's four operations continue to generate robust margins and cash flow. Looking ahead to the first half of 2017, New Gold has extended its use of gold price option contracts to increase its cash flow certainty over the remaining Rainy River development period. The company has entered into gold price option contracts covering 120,000 ounces of New Gold's first half 2017 production. New Gold purchased put options with a strike price of $1,300 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces. In aggregate, the option contracts provide the company a guaranteed floor price of $1,300 per ounce while also providing exposure to further increases in the gold price up to $1,400 per ounce. The contracts will cover 20,000 ounces of gold per month for six months beginning in January 2017. The net cost of entering into the option contracts was less than $1 million.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as a 4% gold stream on the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for production; planned design for the Rainy River project; construction activities at the Rainy River project and their expected progress and timelines, including the timing for, and duration of, underground development and its impact; expected capital costs and contingency amounts; planned preparations for operations, including the mining rate, removal of overburden and waste and storage of water prior to commissioning; the expected production, costs, economics, grade and other operating parameters of the Rainy River project; the capacity of the starter dam; targeted timing for permits; targeted timing for commissioning, start-up and production; statements with respect to the company's future compliance with its leverage ratio covenants; statements regarding future free cash flow; and statements with respect to the payment of the remaining $75 million from Royal Gold.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with Indigenous groups in respect of the Rainy River project being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility study for the Rainy River project being realized; (10) conditions to the payment of the remaining $75 million from Royal Gold, namely when 60% of the estimated Rainy River project development capital has been spent and other customary conditions, being satisfied later in 2016; and (11) with respect to guidance for 2016 AISC, refer to "2016 Guidance" in New Gold's news release dated February 17, 2016 for the key assumptions.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada and the United States; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River project; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility study for the Rainy River project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

NON-GAAP MEASURES

(1) ALL-IN SUSTAINING COSTS
"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(2) TOTAL CASH COSTS
"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

TECHNICAL INFORMATION

The scientific and technical information relating to the construction of New Gold's Rainy River project contained herein has been reviewed and approved by Peter Marshall, Vice President, Project Development of New Gold. The scientific and technical information relating to the expected operations at Rainy River has been reviewed and approved by Grant Goddard, General Manager, Rainy River, and employee of New Gold. The scientific and technical information relating to mineral resources and exploration contained herein has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Marshall is a Professional Engineer and a member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Goddard is a licensed Professional Engineer with Professional Engineers of Ontario. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Mr. Marshall, Mr. Goddard and Mr. Petersen are "Qualified Persons" for the purposes of NI 43-101.

For further information, please contact:

Hannes Portmann
Executive Vice President, Business Development
Direct: +1 (416) 324-6014
Email: info@newgold.com